EXHIBIT 99.1

Elbit Vision Systems Announces Q3 2012 Results

  Revenues Over First 3 Quarters in 2012 Increased 26% From Over Same Period in 2011
  Q3 Revenues of $1.76 Million
  Operating Profits of $0.26 Million and Net Profits of $0.25 Million Constituting 14.8% and 14.2% of Net Revenues, Respectively

CAESAREA, Israel, Nov. 8, 2012 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending September 30, 2012.

Third Quarter 2012 Results:

Revenues for the third quarter of 2012 were $1.76 million, representing an increase of 28% compared to $1.56 million for the third quarter of 2011.

Gross profit on a US GAAP basis was $1 million, representing 56.8% of revenues, compared with a gross profit of $0.95 million for the third quarter of 2011.

Operating profit on a US GAAP basis was $262 thousand compared with an operating profit of $241 thousand in the third quarter of 2011.

Net profit on a US GAAP basis for the third quarter of 2012 was $250 thousand, compared to a net profit of $327 thousand in the third quarter of 2011.

Sam Cohen, CEO of EVS commented on the results, "These results verify that EVS remain on target to meet our goals. Our global strategy of diversification has promoted gains in areas with strong growth and sheltered us from losses in territories with weak economic performance. We continue to invest resources in building infrastructure in emerging markets to support our expanding product portfolio. Our marketing feedback indicates that virtually every industrial line can benefit from our innovative products in the foreseeable future."

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Use of Non-GAAP financial measures

EVS uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation, amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2012
IN U.S. DOLLARS

	Sep-30		Dec-31
	2012	2011	2011

	U.S. dollars in thousands
	(except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	328	404	730
Restricted deposit (short term)	39	40	90
Accounts receivable:
Trade	1,703	920	793
Other	187	116	121
Inventories	627	439	476
Total current assets	2,884	1,919	2,210

LONG-TERM RECEIVABLES:

Severance pay fund	244	169	221
Other long-term receivables and investment	204	211	225
Total long-term receivables	448	380	446

PROPERTY AND
EQUIPMENT (net of
accumulated depreciation and
amortization)	46	52	50

OTHER ASSETS --
Goodwill	242	242	242

Total assets	3,620	2,593	2,948

	Sep-30		Dec-31
	2012	2011	2011

	U.S. dollars in thousands
	(except per share data)
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	191	185	190
Current Maturities of Loan from Shareholder and Other	370	320	361
Accounts payable and accruals:
Trade	815	671	437
Deferred income	30	45	498
Other	578	370	411
Total current liabilities	1,984	1,591	1,897

LONG-TERM LIABILITIES:
Long Terms Loans From Banks (Net of current maturities)	875	1,070	1,024
Loans and other liabilities (net of current maturities)	382	555	509
Loan from shareholder (net of current maturities)	--	138	100
Other Long Terms liabilities	780	943	862
Accrued severance pay	263	222	241
Total long-term liabilities	2,300	2,928	2,736
Total liabilities	4,284	4,519	4,633

SHAREHOLDERS' DEFICIENCY	(664)	(1,926)	(1,685)

Total liabilities and shareholders' equity	3,620	2,593	2,948

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2012
IN U.S. DOLLARS

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		December 31,
	2012	2011	2012	2011	2011

	U.S. dollars in thousands
	(except per share data)

REVENUES	5,347	4,234	1,765	1,557	5,645

COST OF REVENUES	2,226	1,501	765	602	2,020
GROSS PROFIT	3,121	2,733	1,000	955	3,625

RESEARCH AND DEVELOPMENT
EXPENSES – net	521	469	167	155	643
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	1,088	900	399	376	1,244
General and administrative	509	515	172	183	656

OPERATING PROFIT	1,003	849	262	241	1,082

FINANCIAL INCOME (EXPENSES) - net	(2)	12	(12)	86	31
OTHER INCOME (EXPENSES) – net	2	(2)	--	(2)	(24)
PROFIT BEFORE TAXES ON INCOME	1,003	859	250	325	1,089

TAXES ON INCOME	--	--	--	--	--
NET PROFIT FOR THE PERIOD	1,003	859	250	325	1,089

PROFIT PER SHARE BASIC	0.014	0.012	0.004	0.005	0.016
PROFIT PER SHARE DILUTED	0.014	0.012	0.004	0.005	0.015
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF PROFIT PER SHARE:
BASIC (IN THOUSANDS)	69,653	69,653	69,653	69,653	69,653
DILUTED (IN THOUSANDS)	71,916	70,936	71,124	71,066	71,309
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il